SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.


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                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Announces Contracts of More Than US$13 Million to Protect Sensitive Sites in Africa and Europe dated May 31, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Announces Contracts of More Than Us$13 Million to Protect Sensitive Sites in Africa and Europe

Tuesday May 31, 7:30 am ET

YAHUD, Israel, May 31 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ NMS: MAGS; TASE: MAGS), today announced that it has signed two contracts totaling over US$13 million for supplying comprehensive security solutions at two sensitive sites, one based in Africa and the other based in Europe. The installations will commence in the third quarter of 2005 and are expected to be completed before the end of 2006.

These projects incorporate a number of Magal's products, including the recently introduced DreamBox, an All-in-One CCTV security solution, which integrates a number of CCTV related applications, into one box.

Mr. Jacob Even-Ezra, Chairman of Magal, stated: "We are pleased to win these particular contracts with clients based in Africa and Europe, demonstrating the global demand for our security solutions. We believe that we will receive additional follow-on orders for these particular projects. As the market becomes more educated with regard to the capabilities of DreamBox, we are seeing a growing interest for this product."

About Magal Security Systems, Ltd.

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a US- based subsidiary. Magal's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israel-based Magal has subsidiaries in the US, Canada, the UK, Germany, Romania, Mexico and an office in China.

Magal trades in the US on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems Ltd
    Roi Levy, Controller
    Tel: +972-3-539-1444
    Fax: +972-3-5366245

    Gelbart Kahana Investor Relations
    Ehud Helft, Kenny Green
    US toll free: 1-866-704-6710
    International: +972-3-6074717
    E-mail: Ehud@gk-biz.com
    Kenny@gk-biz.com



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  May 31, 2005